                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                           COMPANHIA VALE DO RIO DOCE
                            -------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
                            -------------------------
                         (Title of Class of Securities)

                                   204412 20 9
                           -------------------------
                                 (CUSIP Number)

                               Gregory V. Gooding

                              Debevoise & Plimpton

                                919 Third Avenue

                               New York, NY 10022

                                 (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 2, 2003
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON
--------------------------------------------------------------------------------
     MITSUI & CO., LTD.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan

--------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                0
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8           SHARED VOTING POWER
 REPORTING PERSON
      WITH                      130,715,711(1)
                    ------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER

                                0
                    ------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                130,715,711(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     130,715,711(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    []

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52.3%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(1) These ordinary shares of the issuer are owned by Valepar S.A., which is the controlling shareholder of the issuer. As a result of the terms of a shareholders agreement among the Reporting Person and the other shareholders of Valepar S.A., the Reporting Person may be deemed to have shared voting power and/or shared dispositive power over all of the shares of the issuer held by Valepar S.A. See Item 5.

CUSIP No. 204412209                  Schedule 13D                   Page 3 of 12


                            STATEMENT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the ordinary shares (the "Issuer Shares") of Companhia Vale Do Rio Doce, a company organized under the laws of Brazil (the "Issuer"). The principal executive offices of the Issuer are located at Avenida Graca Aranha, 26, 18th Floor, Rio de Janeiro, Brazil, 20030-900.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c) and (f) The name of the person filing this statement is Mitsui & Co., Ltd., a company organized under the laws of Japan (the "Reporting Person"). The Reporting Person is primarily engaged in the business of worldwide trading of various commodities. The address of the principal business and the principal office of the Reporting Person is 2-1, Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo, Japan.

      The following information for each director and executive officer of the Reporting Person is set forth on Schedule A and incorporated herein by reference: name; business address; present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

      (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On September 2, 2003, the Reporting Person completed the purchase (the "Transaction") from Bradesplan S.A. ("Bradesplan") of 19,607,357 ordinary shares (the "Valepar Shares") of Valepar S.A. ("Valepar"), pursuant to the Valepar Stock Purchase Agreement, dated as of March 31, 2003 (the "Valepar Stock Purchase Agreement"), among the Reporting Person, Bradespar S.A. ("Bradespar"), Millennium Security Holdings Corp. and Babie Participacoes S.A., for an aggregate purchase price of $829,587,274.67. Such purchase was funded out of the internal funds of the Reporting Person.

CUSIP No. 204412209                  Schedule 13D                   Page 4 of 12

ITEM 4. PURPOSE OF TRANSACTION.

      The Valepar Shares were acquired by the Reporting Person for investment purposes.

      Valepar holds 130,715,711 Issuer Shares, which represents 52.3% of the aggregate Issuer Shares outstanding. Valepar is a holding company organized for the sole purpose of holding the Issuer Shares and is the controlling shareholder of the Issuer as a result of its ownership of such Issuer Shares.

      On September 2, 2003, the Reporting Person executed an adherence letter and became party to the Private Instrument of Shareholders' Agreement of Valepar S.A., originally dated April 24, 1997 (the "Shareholders Agreement") among Litel Participacoes S.A. ("Litel"), CSN Steel Corp., Sweet River Investments, Ltd., Valepar, Companhia Siderurgica Nacional and Nationsbank Corporation, as amended from time to time. The parties to the Shareholders Agreement are required to exercise the voting rights with respect to their shares of Valepar in compliance with specified principles relating to the management and business strategies of the Issuer and are prohibited from selling, assigning, transferring, transmitting or otherwise disposing of any of such shares except in compliance with the relevant provisions of the Shareholders Agreement.

      In addition, under the Shareholders Agreement and the ownership structure of Valepar and the Issuer as of September 2, 2003, the Reporting Person will be entitled to designate two members of the Board of Directors of the Issuer (the "Board").

      The preceding summary of the Shareholders Agreement is not intended to be complete and is qualified by reference to the Shareholders Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

      Subject to the Shareholders Agreement, the Reporting Person may from time to time consider a number of strategies for enhancing value, either through its direct beneficial ownership of the Valepar Shares or its indirect beneficial ownership of the Issuer Shares, that may relate to or result in, among others,
(a) the direct or indirect acquisition of additional securities of the Issuer or the direct or indirect disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any strategies that the Reporting Person may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Issuer's securities, the business, prospects and financial condition, results of operations and prospects of the Issuer, general economic, market and industry conditions, currency exchange rates, other developments and other investment opportunities, subject to the Shareholders Agreement.

CUSIP No. 204412209                  Schedule 13D                   Page 5 of 12


      Other than as described above and in Item 6 or as set forth in the Shareholders Agreement, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in Schedule A hereto, currently has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person owns 19,607,357 Valepar Shares, representing approximately 15.0% of the outstanding Valepar Shares. Valepar owns 130,715,711 Issuer Shares, representing approximately 52.3% of the aggregate Issuer Shares outstanding. By virtue of the Shareholders Agreement, the Reporting Person may be deemed for the purpose of Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own all of the 130,715,711 Issuer Shares owned by Valepar.

      All information relating to the Issuer Shares is given as of September 2, 2003, and all percentages set forth in Item 4, this Item 5 and the cover page hereto are calculated based on 249,983,143 Issuer Shares outstanding as of September 2, 2003, which number of Issuer Shares was provided by Valepar to the Reporting Person.

      (b) Neither the Reporting Person nor any other stockholder of Valepar (a "Stockholder") has the sole power to vote or to direct the vote, or the sole power to dispose of or to direct the disposition of, any Issuer Shares. The Reporting Person has the shared power with the Stockholders to dispose of or direct the disposition of 130,715,711 Issuer Shares, and may be deemed to have shared power with the other Stockholders to vote or to direct the vote of such Issuer Shares by virtue of the voting provisions contained in the Shareholders Agreement. See Items 4 and 6.

      The Stockholders with which the Reporting Person shares power to dispose of or to direct the disposition of 130,715,711 Issuer Shares, and may be deemed to share power to vote or to direct the vote of such Issuer Shares, consist as of the date hereof of: Bradespar, Bradesplan, Litel, Eletron S.A. ("Eletron"), Clube de Investimento dos Empregados da Vale ("Investvale"), and BNDES Participacoes S.A. ("BNDESPAR"). To the best knowledge of the Reporting Person, the information required by Item 2 with respect to such Stockholders is as follows: (i) each Stockholder is a company organized under the laws of Brazil,
(ii) the principal business of each Stockholder is investment in various securities and (iii) the address of the principal business and principal office of (a) Bradespar is Avenida Brigadeiro Faria Lima, 3064, 6th Floor, Sao Paulo, SP, Brazil, (b) Bradesplan is Cidade de Deus, Predio Novo, 4th floor, Vila Yara, Osasco, Sao Paulo, SP, Brazil, (c) Litel is Avenida Presidente Wilson, 231, 10th Floor, Rio de Janeiro, RJ, Brazil, (d) Eletron is Avenida Brigadeiro Faria Lima, 3064, 6th Floor, Sao Paulo, SP, Brazil, (e) BNDESPAR is Avenida Republica do Chile, 100, 18th -21st Floors, Brasilia, DF, Brazil and (f) Investvale is Avenida Presidente Wilson, 231, 12th Floor, Rio de Janeiro, RJ, Brazil. To the best knowledge of the Reporting Person, during the past five years, none of the Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 204412209                  Schedule 13D                   Page 6 of 12


      (c) Except for the Transaction, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Stockholders, or any of the persons set forth on Schedule A hereto has effected any transaction in the Issuer Shares during the past 60 days.

      (d) As the owner of the Issuer Shares that may be deemed to be beneficially owned by the Reporting Person and the Stockholders, Valepar has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer Shares. See Item 5(a).

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Person has entered into the Shareholders Agreement in respect of its ownership of the Valepar Shares and its indirect beneficial ownership of the Issuer Shares.

      Among other things, the Shareholders Agreement provide for transfer restrictions and voting agreements in respect of the Valepar Shares, which restrictions and agreements indirectly relate to the Issuer Shares by virtue of the Reporting Person's and the Stockholders' indirect ownership of the Issuer Shares. See Item 4. In addition, under the Shareholders Agreement, the Reporting Person has agreed to cause Valepar to vote, through the members of the Board appointed by Valepar, so that (x) the debt to equity ratio of the Issuer does not exceed a certain specified threshold (the "Debt to Equity Threshold") and
(y) the Issuer distributes to its shareholders as dividends a specified percentage of the net profit of the Issuer for each fiscal year. Further, under the Shareholders Agreement, the Reporting Person has agreed that, after consultation among the Reporting Person and the Stockholders in meetings prior to Valepar's shareholders' meetings, meetings of Valepar's board of directors, the Issuer's shareholders' meetings or meetings of the Board ("Prior Meetings"), as the case may be, the Reporting Person will cause its indirectly owned Issuer Shares to be voted, and will cause its representatives at any meeting of the Board to vote, only in accordance with the respective agreement reached among the Reporting Person and the Stockholders during such Prior Meeting. With respect to the following matters, any such agreement must be reached by holders of at least 75% of the Valepar Shares: (i) amendment of the Issuer's by-laws;
(ii) increase of the capital stock of the Issuer by share subscription, creation of a new class of shares, change in the characteristics of the existing shares or a capital reduction of the Issuer; (iii) issuance of any debentures of the Issuer, whether convertible into shares of the Issuer, participation certificates upon compensation, call options or any other security of the Issuer; (iv) determination of issuance price for any new shares of capital stock or other security of the Issuer; (v) any amalgamation, spin-off or merger to which the Issuer is a party, as well as any change in the Issuer's corporate form; (vi) dissolution, receivership, bankruptcy or any other voluntary act for financial reorganization or any suspension thereof; (vii) election and replacement of the Board, including the chairman of the Board, and any officer of the Issuer; (viii) disposal or acquisition of equity participation in any other company by the Issuer, as well as the acquisition of any shares of capital stock of the Issuer by Valepar, or of Valepar by the Issuer, to be held in the acquiror's treasury; (ix) the participation by the Issuer in a group of companies or in a consortium of any kind; (x) execution of distribution, investment, sales exportation, technology transfer, trademark license, patent exploration, license to use and lease agreements, to which the Issuer will be party; (xi) approval and amendment of the Issuer's business plan; (xii) determination of the compensation of the directors of the Issuer, as well

CUSIP No. 204412209                  Schedule 13D                   Page 7 of 12

as the duties of the Board; (xiii) any profit sharing among the administrators of the Issuer; (xiv) determination of the compensation of the Issuer's officers;
(xv) any change in the corporate purpose of the Issuer; (xvi) distribution of any dividends on any shares of capital stock of the Issuer other than as provided in the Issuer's by-laws or the non-distribution thereof, and any payment of interest on the net equity of the Issuer; (xvii) appointment and replacement of the Issuer's independent auditor; (xviii) the creation of any "in rem" guarantee, granting of guarantees including rendering of sureties by the Issuer with respect to obligations of any third party, including any related companies or companies controlled by the Issuer; (xix) the passing of any resolution on any matter which, pursuant to applicable law, entitle a shareholder cease being a shareholder upon return of its shares to the Issuer;
(xx) the appointment and replacement by the Board of any representatives of the Issuer in companies controlled by or related to the Issuer or other companies in which the Issuer is entitled to appoint administrators; and (xxi) any change in the Debt to Equity Threshold. With respect to the following matters, any such agreement must be reached by holders of 100% of the Valepar Shares: (i) issuance of participation certificates by the Issuer; and (ii) any disposition of the Issuer Shares held by Valepar.

      The preceding summary of the Shareholders Agreement is not intended to be complete and is qualified by reference to the Shareholders Agreement, which is attached as an Exhibit hereto and incorporated herein by reference.

      Other than as described in Items 4 and 6 or set forth in the Shareholders Agreement, the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 Private Instrument of Shareholders' Agreement of Valepar S.A., dated April 24, 1997, among Litel Participacoes S.A., CSN Steel Corp., Sweet River Investments, Ltd., Valepar S.A., Companhia Siderurgica Nacional and Nationsbank Corporation, as amended.

    Exhibit 2 Instrument of Accession to the Shareholders Agreement of Valepar S.A., dated September 2, 2003.

CUSIP No. 204412209                  Schedule 13D                   Page 8 of 12

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 12, 2003

                                              MITSUI & CO., LTD.



                                              By: /s/ KEN ABE
                                                 -----------------------------
                                                 Name: Ken Abe
                                                 Title: Managing Officer

CUSIP No. 204412209                  Schedule 13D                   Page 9 of 12

                                                                      SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

      The name and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. The business address for all directors and officers is 2-1, Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo, Japan, and the occupation set forth opposite an individual's name refers to the Reporting Person. All of the persons listed below are citizens of Japan.

     NAME                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

     Nobuo Ohashi               Chairman & Executive Officer

     Shoei Utsuda               President and Chief Executive Officer

     Hiroshi Nagata             Executive Director and Executive Vice President

     Kazumi Nakagawa            Executive Director and Executive Vice President

     Norio Shoji                Director and Executive Vice President

     Tasuku Kondo               Executive Director and Senior Executive Managing
                                Officer

     Katsuto Momii              Executive Director and Senior Executive Managing
                                Officer

     Tetsuya Matsuoka           Executive Director and Senior Executive Managing
                                Officer

     Yasuo Hayashi              Executive Director and Senior Executive Managing
                                Officer

     Masataka Suzuki            Executive Director and Senior Executive Managing
                                Officer

     Akishige Okada             Executive Director

CUSIP No. 204412209                  Schedule 13D                  Page 10 of 12

     Makoto Ejima               Corporate Auditor

     Ko Matsukata               Corporate Auditor

     Minoru Suzuki              Corporate Auditor

     Yasutaka Okamura           Corporate Auditor

     Hiroshi Matsuura           Corporate Auditor

     Toshihiko Sasahira         Executive Managing Officer

     Gempachiro Aihara          Executive Managing Officer

     Yushi Nagata               Executive Managing Officer

     Jun Moriyama               Executive Managing Officer

     Hiroshi Tada               Executive Managing Officer

     Motokazu Yoshida           Executive Managing Officer

     Yoshiyuki Kagawa           Executive Managing Officer

     Yosunori Yokote            Senior Managing Officer

     Yoshiyuki Izawa            Senior Managing Officer

     Osamu Mori                 Senior Managing Officer

     Motohiro Yano              Senior Managing Officer

     Kazuya Imai                Senior Managing Officer

     Toshihiro Soejima          Senior Managing Officer

     Satoru Miura               Senior Managing Officer

     Junichi Masuda             Managing Officer

     Masayoshi Sato             Managing Officer

     Kenji Dewa                 Managing Officer

     Michio Matsuda             Managing Officer

     Takeshi Oyama              Managing Officer

CUSIP No. 204412209                  Schedule 13D                  Page 11 of 12

     Takao Sunami               Managing Officer

     Hirokazu Mizukami          Managing Officer

     Ken Abe                    Managing Officer

     Junichi Matsumoto          Managing Officer

     Kazuo Tasaka               Managing Officer

     Shunichi Miyazaki          Managing Officer

     Shinjiro Ogawa             Managing Officer

     Toshimasa Furukawa         Managing Officer

     Akio Ikeda                 Managing Officer

     Hiroshi Ito                Managing Officer

     Jitsuro Terashima          Managing Officer

     Motonori Murakami          Managing Officer

CUSIP No. 204412209                  Schedule 13D                  Page 12 of 12

                                  EXHIBIT INDEX

Exhibit No.                  Description

 1. Private Instrument of Shareholders' Agreement of Valepar S.A., dated April 24, 1997, among Litel Participacoes S.A., CSN Steel Corp., Sweet River Investments, Ltd., Valepar S.A., Companhia Siderurgica Nacional and Nationsbank Corporation, as amended.

 2. Instrument of Accession to the Shareholders Agreement of Valepar S.A., dated September 2, 2003.